Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Updates H1 2010 Guidance

     (TSX: AAV, NYSE: AAV)

     CALGARY, Jan. 19 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") announces that the Board of Directors has approved a capital budget and updated guidance for the six month period ending June 30, 2010 ("H1
2010"). Additional corporate guidance will be provided on or about mid-year
2010 to address future growth plans at Glacier.

     H1 2010 Guidance

     <<
     -   Capital expenditures are estimated to be approximately $110 million and will be funded out of funds from operations. Approximately 80% of the capital program will be directed to Glacier with the balance allocated to drilling and enhanced oil recovery projects in our properties at Nevis, Sunset and Saskatchewan.

     -   Corporate production for H1 2010 is forecast to average 24,200 to
         25,200 boe/d with a natural gas weighting of 68%. In the second quarter of 2010, corporate production is expected to increase to approximately 25,500 boe/d concurrent with the ramp-up of our Montney production at Glacier to a target of 50 mmcfd. This represents a 15%
         growth in corporate production when compared to Q3 2009 (excluding production from our 2009 asset disposition program) which has been driven entirely through successful drilling programs at Glacier.
         Glacier will represent approximately one-third of our corporate production upon the achievement of these targets.

     -   Operating costs are estimated to average $10.85/boe to $11.50/boe which represents a decrease of approximately 12% from H1 2009 due primarily to success in optimizing our operations and cost structure.
         Corporate operating costs are anticipated to further improve as a result of lower cost production from our new 50 mmcfd gas plant at
         Glacier which will be commissioned in Q2 2010.

     -   Royalty rates are estimated at 13% to 16% which includes the impact of the Alberta royalty incentive programs.

     -   Funds from operations for the 6 month period ending June 30, 2010 based on the mid-range of guidance is estimated at $107 million using an average Nymex natural gas price of $5.53 US/mmbtu ($5.45/mcf Cdn
         (at) AECO), WTI oil price of $80.46 US/bbl and an $0.98 Cdn/$U.S.
         exchange rate. Advantage's commodity price hedging positions have been included in the funds from operations estimate.
     >>

     Glacier Phase II Development Program On-Target to 50 MMCFD

     <<
     -   Operational activities which include drilling, completions and facilities expansions are on-schedule to achieve a production target of 50 mmcfd from our Glacier property by the second quarter of 2010.

     -   As a result of bringing on three new Montney horizontal wells since
         December 2009, current well production capability significantly exceeds the existing 25 mmcfd capacity of the gathering system and facilities. In the interim, several horizontal wells will be constrained until expansion of our gathering system and construction of our new 50 mmcfd gas plant (Advantage 100% working interest) are completed in the second quarter of 2010. In addition, Advantage's
         50 mmcfd gas plant will eliminate third party processing fees and is anticipated to reduce operating costs at Glacier by 67% from
         $8.25/boe to $2.75/boe.

     -   To date, 25 gross (17.4 net) Montney horizontal wells have been drilled since July 2009. An additional 10 gross (10.0 net) Montney horizontal wells are planned to be drilled during H1 2010 which will complete our Phase II drilling program. One gross (1.0 net)
         horizontal Nikanassin well will also be drilled in H1 2010.

     -   Montney well tests and initial production rates have exceeded expectations across the Glacier land block (refer to Advantage press release dated December 7, 2009). An additional Advantage 100% working interest horizontal well located near the southeast area of our land block tested at a rate of 7 mmcfd at a flowing pressure of 897 psi in late December. Recent successful third party well tests and increased drilling activity surrounding our extensive Glacier land block further confirms the significant Montney resource potential that has been identified.
     >>

     Strong 2010 Hedging Program & Financial Flexibility

     <<
     -   Advantage's strong hedging program significantly enhances our cash flow and ability to leverage capital spending during this low supply cost environment and to capitalize on the Alberta Royalty Incentive
         Programs. The following table summarizes our 2010 natural gas hedges:

                  Period         % net Natural Gas       $Cdn Aeco/mcf
                                 Production Hedged

                  H1 2010              67%                 $7.58/mcf

                  FY 2010              55%                 $7.46/mcf

       Further details available on our website (at) www.advantageog.com

     -   In addition, Advantage's recent convertible debenture issue has further improved our financial flexibility. As of January 1, 2010 we are drawn to approximately 48% of our $525 million bank credit facility resulting in an available bank line of approximately
         $275 million.
     >>

     Shareholders Rights Plan

     <<
     -   Advantage also announces that its Board of Directors has approved certain non-substantive changes to the Shareholders Rights Plan
         Agreement approved by shareholders on July 9, 2009. The changes, among other things, correct typographical errors and update references to reflect changes in legislation. A copy of the Amended and Restated Shareholders Rights Plan Agreement will be available for review on SEDAR at www.sedar.com and on Advantage's website at
         www.advantageog.com.
     >>

     Advisory

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected economics of development with respect to the
Nikanassin formation, expected production and operating costs with respect to our Glacier Phase II Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations;
uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that
Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage Energy Income Fund's (as predecessor to
Advantage) Annual Information Form dated March 18, 2009 which is available on
SEDAR at www.sedar.com.
     References in this press release to test production rates, initial productivity, initial flow rates and average flowing pressure are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the
Advantage.
     Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rate is based on an energy equivalency conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
     (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 16:01e 19-JAN-10